Exhibit 4.1

Share Certificate

Certificate Number	Number of Shares

JIADE LIMITED

Incorporated in the Cayman Islands under the Companies Act (as Revised)

This certifies that [Name] of [Address] is the registered holder of [Number] Ordinary Shares fully paid and non-assessable, subject to the Memorandum and Articles of Association of the Company.

[Transfer date]

Director	Director/ Secretary